Filed by National Penn Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Christiana Bank & Trust Company
Filer’s Commission File No.: 000-22537-01

July 10, 2007

Dear National Penn Shareholder:

Timely communication on topics of interest to our shareholders is an important priority for National Penn Bancshares, Inc.  As you know, the banking industry has been facing a number of challenges over the last two years and the result has been increasing pressure on bank stock prices.  In fact, despite National Penn’s continued solid financial performance and our recently announced plans to acquire Christiana Bank & Trust Company of Delaware, our stock price has remained at or near our 52 week low point.

Why this is happening

First, it’s important to understand that our recent stock price performance is part of a much broader decline within our industry sector.  In this regard, we call your attention to an article in the June 29-July 5, 2007 issue of the Philadelphia Business Journal entitled “Mid-sized banks’ stocks fall.”

Banks, and particularly super community banks of a size similar to National Penn, make most of their revenue on net interest income.  The amount of that net interest income is a function of a number of factors, including the shape of the interest rate yield curve.  Simply put, banks gather their funding at the short-term end of the yield curve where rates are usually lower, and make loans at the longer-term end of the yield curve where rates are usually higher.  Normally, the difference between these two rates – the net interest margin – is in the 3% to 4% range.  But for nearly two years, those two rates have been nearly equal and in some cases have been inverted (the longer term rates have actually dipped below short-term rates).  The result is pressure on most banks’ net interest margin and earnings.

While large banking companies are less dependent on the yield curve because they have greater sources of non-interest income (i.e., fees from investment banking, wealth management, etc.), super community banks like National Penn are more interest margin dependent, which makes them less attractive to investors in this current environment.

Actions we are taking

While we are acutely aware of our stock price, the primary focus of National Penn remains on what we can control: profitably growing our company and adding value for our customers and our shareholders. While actively controlling our costs, we continue to seek out new products, services, and partners to help diversify our revenue streams so that we are less dependent on net interest income.  In fact, that is the primary strategy behind our June 25th announcement of an agreement to acquire Christiana Bank & Trust Company.  We see Christiana as an investment in our future by adding another business with strong growth characteristics to our franchise and contributing to our longstanding efforts at diversifying our revenue base.

Market, credit and investment conditions are cyclical.  We are proud to say that we have paid dividends since 1874.  We also have weathered several cycles like this over the last three decades and still have achieved 29 consecutive years of increased profitability and growth.  For this, we have been named one of America’s Finest Companies for nine straight years by the Staton Institute and one of only 26 public U.S. companies to have a combined total of at least 50 years of higher earnings and dividends per share, a fact that was recognized in a July 7, 2007 article called “Stocks that Cannot be Stopped” on MotleyFool.com, the popular Website that provides views on consumer finance and investing.

As reported on page 27 of our 2006 Annual Report on Form 10-K, during the 5-year period ending December 31, 2006,  National Penn’s total return to shareholders out performed the NASDAQ Composite Index, the NASDAQ Bank Index and the SNL Bank and Thrift Index.

Despite the challenges facing our industry, our management team feels confident about our market position and our longer term prospects for growth.  For the first quarter of 2007, we were in the minority of banking institutions of our size able to avoid reporting a year-over-year decline in earnings per share. We are hopeful that when this cycle is over our value will be more fully recognized by quality small/mid cap bank investors.

We appreciate your understanding and your continued support.  One final comment – if you are currently a National Penn client, we say “thanks” and “please tell others!”  If you are not a client, please let us help you become one soon!

Sincerely,

/s/ Glenn E. Moyer	/s/ Wayne R. Weidner

GLENN E. MOYER	WAYNE R. WEIDNER
President & Chief Executive Officer	Chairman

Additional Information About the Christiana Bank & Trust Transaction:

National Penn Bancshares intends to file a registration statement on Form S-4 in connection with the previously announced Christiana Bank & Trust transaction, and together with Christiana Bank & Trust, intends to mail a proxy statement/prospectus to Christiana Bank & Trust stockholders in connection with the transaction.  Christiana Bank & Trust stockholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information.  You may obtain a free copy of the proxy statement/prospectus (when it is available) as well as other filings containing information about National Penn Bancshares, at the SEC's web site at www.sec.gov.  A free copy of the proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus, may also be obtained from National Penn Bancshares or Christiana Bank & Trust, by directing the request to either of the following persons:

Ms. Sandra L. Spayd	Mr. Chris J. Cusatis
Corporate Secretary	Senior Vice President and Chief Financial Officer
National Penn Bancshares, Inc.	Christiana Bank & Trust Company
Philadelphia and Reading Avenues	3801 Kennett Pike
Boyertown, PA 19512	Greenville, DE 19807
(610) 369-6202	(302) 888-7730